Exhibit 99.1

Triterras Reports Fiscal Year-End February 2021 Results

Singapore, March 7, 2022 – Triterras Inc. (OTC Expert Market: TRIRF) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today reported its audited financial results for the fiscal year ended February 28, 2021 (fiscal 2021).

“We are pleased to report our fiscal 2021 results, which represented a solid year for Triterras, highlighted by revenue growth of 228% and adjusted EBITDA growth of 78% compared to fiscal 2020, as our Kratos™ platform continued to scale and expand its network of traders and lenders,” said Triterras’ Chairman and CEO Srinivas Koneru. “We view fiscal 2021 as a very successful year considering industry headwinds that began to appear towards the end of our fiscal year related to global supply chain constraints and liquidity shortfalls in trade finance.”

Mr. Koneru continued, “The Kratos™ platform was expanded in the fiscal year ended February 28, 2021 through critical partnerships, such as with Western Union Business Solutions for cross border payments, and significant investment in our logistics and supply chain finance capabilities. By design, our business model continues to bring new digital finance and lending opportunities to underserved and underbanked markets globally, which acts as a critical economic accelerator in emerging market economies, and drives ‘world positive’ social impact.”

“Triterras has remained in a strong financial position since the end of its fiscal 2021 with a profitable, cash flow generating business that is debt free and had nearly $170 million in cash at the end of fiscal 2021, of which $36 million was restricted for a stock buyback program which was concluded April 21, 2021.”

Fiscal Year 2021 Highlights and Comparisons to Prior Fiscal Year

●	Revenues increased 228% to $55.5 million.

●	Net income of $45.3 million, or $0.74 per share, in fiscal year 2021, as compared to net income of $13.6 million, or $4.07 per share, in the fiscal year ended February 29, 2020 (fiscal 2020). Fiscal year 2021 net income included a $26.1 million non-cash gain related to the change in fair value of warrant liabilities and $6.9 million in non-cash impairments. General and administrative expenses included elevated legal expenses of $5.3 million, reflecting the costs of an internal investigation by the Audit Committee of the Board of Directors and the costs of litigation.

●	Adjusted EBITDA increased 78% to $27.0 million. (Adjusted EBITDA is a measure not recognized by International Financial Reporting Standards (IFRS); see “Use and Reconciliation of non-IFRS Financial Measures” below.)

●	Key Performance Indicators (KPI):

o	Total transaction volume increased 163% to $10.0 billion. Trade transaction volume increased 106% to $7.5 billion. The trade finance ratio was 34.1% of the trade transaction volume which represents $2.56 billion in trade finance volume.

o	Average transaction fee of 0.55% in fiscal year 2021 compared to 0.44% in the prior fiscal year.

Operational Highlights During Fiscal Year 2021

●	During fiscal year 2021, the Company continually expanded product offerings on the Kratos™ platform, including the addition of cross-border payment processing by third parties.

●	The Company began building out a robust Business Development organization with a vision to expand the scope of our business beyond commodity traders and lenders.

●	The Company built a pipeline of Corporate Development projects in M&A, joint ventures, partnerships and strategic alliances.

●	The Company believes that Triterras’ business model of bringing new trade finance lending to underserved or underbanked market segments is becoming increasingly recognized for its “world positive” social impact. Additional trade finance lending is a critical economic accelerator in emerging market economies.

Fiscal 2021 Financial Results

Revenues for fiscal year 2021 increased 228% to $55.5 million, compared to $16.9 million in fiscal year 2020. The increase in revenues was primarily due to a $30.6 million increase in trade finance module revenue and a $7.9 million increase in trade discovery module revenue.

Operating expenses for fiscal year 2021 were $30.0 million, compared to $1.7 million in fiscal year 2020. The increase was due primarily to a $13.0 million increase in general and administrative costs, a $4.1 million increase in cost of revenue, a $4.3 million increase in marketing and sales costs, and the increase in impairment reserves against trade receivables, contract costs and intangible assets totaling $6.7 million.

Net income for fiscal year 2021 totaled $45.3 million, or $0.74 per share, compared to net income of $13.6 million, or $4.07 per share, in fiscal year 2020. Fiscal year 2021 net income included a $26.1 million non-cash gain related to the change in fair value of warrant liabilities and $6.9 million in impairment loss on trade receivables, intangible assets and contract costs.

Net cash provided by operating activities for fiscal year 2021 was $26.0 million, compared to $0.3 million in the same year-ago period. Development capital expenditures for fiscal year 2021 were $9.7 million compared to $0.3 million in fiscal year 2020.

As of February 28, 2021, cash and cash equivalents totaled $169.7 million, including $36.0 million of restricted cash for the stock buyback program which was concluded in April 2021, and the Company had no debt.

Industry Headwinds and Outlook

Triterras’ industry is experiencing unprecedented challenges in the form of supply chain disruption and extended business cycle times which began to demonstrate themselves in earnest in early calendar year 2021 which was the Company’s fourth quarter of fiscal 2021. The Company remains encouraged by the strength of its business model; however, the Kratos™ ecosystem has not been immune to these industry developments and transaction volume and revenues were negatively impacted by these events. As a result, the Company made several adjustments in its reserves, booking additional impairments to its accounts receivable, intangible assets and contract balances to reflect the possible impacts of these industry developments. As Triterras has continued to build out its technology and business development capabilities, the Company believes it is well-positioned to capitalize on the opportunities that will be presented by the expected industry rebound and recovery.

Listing of Triterras Securities.

As detailed in the Company’s Form 20-F filing with the U.S. Securities and Exchange Commission today, the Company has withdrawn its appeal to the Nasdaq Listing Council and has opted instead to allow the Nasdaq delisting process to proceed and to focus on the relisting of the ordinary shares and the warrants on Nasdaq as soon as practicable through the normal relisting application process.

The Company is currently reviewing alternatives for trading of its securities in the United States while it pursues relisting on Nasdaq, including submitting an application for trading of its shares and warrants on the OTCQX exchange.

Investigation Outcome

As reported on October 28, 2021, Triterras’ Audit Committee has completed its investigation into allegations made in a short report released in January 2021. After expending considerable resources, time and energy conducting its investigation and analyzing the work carried out by external advisers, the Audit Committee has concluded that the allegations contained in the short report lack either factual support or material basis. Accordingly, the Audit Committee has concluded that those allegations do not require additional action by the Company.

Forthcoming Communications

The Company will file its Form 20-F Annual Report for Fiscal Year 2021 with the U.S. Securities and Exchange Commission today.

The Company is currently finalizing a review of its financial results for the six months ended August 31, 2021 and will be filing a Form 6-K inclusive of those results with the U.S. Securities and Exchange Commission as soon as practicable. After submission of that Form 6-K, Triterras management plans to announce the scheduling of an investor conference call.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Use and Reconciliation of Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortisation” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the financial statements furnished in our filings with the SEC.

	Year Ended February 28, 2021	Year Ended February 29, 2020
Profit/(Loss) for the year/period	$45,252,712	$13,580,791
Depreciation	147,295	1,284
Amortisation of intangible assets	141,644	9,172
Amortisation of contract costs	1,153,831	—
Net finance costs	82,479	1,475
Change in fair value of warrant liabilities	(26,111,685)	—
Income tax expense	6,348,444	1,592,549
Adjusted EBITDA	27,014,720	15,185,271

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

4